

Mailstop 3233

June 5, 2017

Via E-mail
Mr. Scott A. Estes
Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

      Re: Welltower Inc.
              Form 10-K for the fiscal year ended December 31, 2016
              Filed February 22, 2017
              File No. 001-08923

Dear Mr. Estes:

We have reviewed your May 26, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2017 letter.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Notes to Consolidated Financial Statements</u>

<u>General</u>

1.   We note your response to our prior comment 2 and that you have determined disclosure of the terms and amounts of the various management agreements with Sunrise is not necessary. We refer you to your disclosure in your Form 10-K which states that your relationship with Sunrise accounted for 23% of your total revenues for the year ended December 31, 2016. In light of the significance of your relationship with Sunrise, please confirm that you will disclose your percentage ownership interest in Sunrise and the terms and amounts of your management agreements with Sunrise in future periodic filings. This information should be disclosed for each of the periods for which income statements are presented. Please refer to ASC 850-10-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Coy Garrison, Special Counsel, at (202) 551-3466 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Monick

                                                Jennifer Monick
                                                Assistant Chief Accountant
                                                Office of Real Estate and
                                                Commodities